                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                       BOBBY ALLISON WIRELESS CORPORATION
                       ----------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   096801 10 5
                       ----------------------------------
                                 (CUSIP Number)

                             JAMES S. HOLBROOK, JR.
                       800 SHADES CREEK PARKWAY, SUITE 700
                              BIRMINGHAM, AL 35209
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                NOVEMBER 29, 2000

                                JANUARY 11, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedule filed in paper format should include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                  SCHEDULE 13D

---------------------                            ------------------------------
 CUSIP NO.096801 10 5                                  PAGE 2 OF 16 PAGES
---------------------                            ------------------------------

---------- ---------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           JAMES S. HOLBROOK, JR.

---------- ---------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) [ ] (B) [X]

---------- ---------------------------------------------------------------------

    3      SEC USE ONLY

---------- ---------------------------------------------------------------------

    4      SOURCE OF FUNDS*
           00, PF

---------- ---------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                 [ ]
           N/A

---------- ---------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

---------------------------- -------- ------------------------------------------

NUMBER OF                      7      SOLE VOTING POWER
SHARES                                48,578
BENEFICIALLY                 -------- ------------------------------------------
OWNED BY
EACH                           8      SHARED VOTING POWER
REPORTING                             265,019
PERSON
WITH                         -------- ------------------------------------------

                               9      SOLE DISPOSITIVE POWER
                                      48,578

                             -------- ------------------------------------------

                               10     SHARED DISPOSITIVE POWER
                                      265,019

---------- ---------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           JAMES S. HOLBROOK, JR. BENEFICIALLY OWNS 8 SHARES OF SERIES B PREFERRED STOCK CONVERTIBLE INTO 33,328 SHARES OF COMMON STOCK, 2 SHARES OF SERIES C PREFERRED STOCK CONVERTIBLE INTO 5,000 SHARES OF COMMON STOCK AND A WARRANT TO PURCHASE UP TO 10,250 SHARES OF COMMON STOCK AT $10.00 PER SHARE, WHICH ASSUMING CONVERSION OF ALL OF THE CONVERTIBLE PREFERRED STOCK AND THE EXERCISE OF THIS WARRANT CONSTITUTES APPROXIMATELY 5.27% OF THE TOTAL OUTSTANDING SHARES OF COMMON STOCK. STERNE, AGEE & LEACH GROUP, INC. BENEFICIALLY OWNS 24 SHARES OF SERIES B PREFERRED STOCK CONVERTIBLE INTO 99,984 SHARES OF COMMON STOCK, 8 SHARES OF SERIES C CONVERTIBLE STOCK CONVERTIBLE INTO 20,000 SHARES OF COMMON STOCK AND TWO WARRANTS TO PURCHASE UP TO 45,500 SHARES OF COMMON STOCK AT $10.00 PER SHARE WHICH, ASSUMING CONVERSION OF ALL OF THE CONVERTIBLE PREFERRED STOCK AND THE EXERCISE OF THE WARRANTS CONSTITUTES APPROXIMATELY 17.96% OF THE OUTSTANDING SHARES OF COMMON STOCK. STERNE, AGEE AND LEACH, INC. BENEFICIALLY OWNS 30,000 SHARES OF COMMON STOCK AND 2 SHARES OF SERIES C PREFERRED STOCK CONVERTIBLE INTO 5,000 SHARES OF COMMON STOCK WHICH, ASSUMING CONVERSION OF ALL CONVERTIBLE PREFERRED STOCK, CONSTITUTES APPROXIMATELY 3.78% OF THE TOTAL OUTSTANDING SHARES OF COMMON STOCK. THE TRUST COMPANY OF STERNE, AGEE AND LEACH, INC. BENEFICIALLY OWNS, AS CO-TRUSTEE OF A TRUST BENEFITTING ONE OF THE ADULT AND INDEPENDENT CHILDREN OF JAMES S. HOLBROOK, JR., 2 SHARES OF SERIES B PREFERRED STOCK CONVERTIBLE INTO 8,332 SHARES OF COMMON STOCK, 1 SHARES OF SERIES C PREFERRED STOCK CONVERTIBLE INTO 2,500 SHARES OF COMMON STOCK, AND A WARRANT TO PURCHASE UP TO 5,125 SHARES OF COMMON STOCK AT $10.00 PER SHARE WHICH, ASSUMING CONVERSION OF ALL OF THE CONVERTIBLE PREFERRED STOCK AND THE WARRANT, CONSTITUTES APPROXIMATELY 1.73% OF THE OUTSTANDING SHARES OF COMMON STOCK.
---------- ---------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]
           N/A

---------- ---------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           28.75%

---------- ---------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*
           IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

                                  SCHEDULE 13D

---------------------                            ------------------------------
 CUSIP NO.096801 10 5                                  PAGE 3 OF 16 PAGES
---------------------                            ------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           STERNE, AGEE & LEACH GROUP, INC.

---------- ---------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) [ ] (B) [X]
---------- ---------------------------------------------------------------------

3          SEC USE ONLY

---------- ---------------------------------------------------------------------

4          SOURCE OF FUNDS*
           PF

---------- ---------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
           N/A

---------- ---------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE, UNITED STATES OF AMERICA

---------------------------- -------- ------------------------------------------

NUMBER OF                    7        SOLE VOTING POWER
SHARES                                165,484
BENEFICIALLY                 -------- ------------------------------------------
OWNED BY                     8        SHARED VOTING POWER
EACH                                  216,441
REPORTING                    -------- ------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER
WITH                                  165,484
                             -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      216,441
---------- ---------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           STERNE, AGEE & LEACH GROUP, INC. BENEFICIALLY OWNS 24 SHARES OF SERIES B PREFERRED STOCK CONVERTIBLE INTO 99,984 SHARES OF COMMON STOCK, 8 SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK CONVERTIBLE INTO 20,000 SHARES OF COMMON STOCK AND TWO WARRANTS TO PURCHASE UP TO 45,500 SHARES OF COMMON STOCK AT $10.00 PER SHARE WHICH, ASSUMING CONVERSION OF ALL OF THE CONVERTIBLE PREFERRED STOCK AND THE EXERCISE OF THE WARRANTS CONSTITUTES APPROXIMATELY 17.96% OF THE OUTSTANDING SHARES OF COMMON STOCK. STERNE, AGEE AND LEACH, INC. BENEFICIALLY OWNS 30,000 SHARES OF COMMON STOCK AND 2 SHARES OF SERIES C PREFERRED STOCK CONVERTIBLE INTO 5,000 SHARES OF COMMON STOCK WHICH, ASSUMING CONVERSION OF ALL CONVERTIBLE PREFERRED STOCK, CONSTITUTES APPROXIMATELY 3.78% OF THE TOTAL OUTSTANDING SHARES OF COMMON STOCK. THE TRUST COMPANY OF STERNE, AGEE AND LEACH, INC. BENEFICIALLY OWNS, AS CO-TRUSTEE OF A TRUST BENEFITTING ONE OF THE ADULT AND INDEPENDENT CHILDREN OF JAMES S. HOLBROOK, JR., 2 SHARES OF SERIES B PREFERRED STOCK CONVERTIBLE INTO 8,332 SHARES OF COMMON STOCK, 1 SHARES OF SERIES C PREFERRED STOCK CONVERTIBLE INTO 2,500 SHARES OF COMMON STOCK, AND A WARRANT TO PURCHASE UP TO 5,125 SHARES OF COMMON STOCK AT $10.00 PER SHARE WHICH, ASSUMING CONVERSION OF ALL OF THE CONVERTIBLE PREFERRED STOCK AND THE WARRANT, CONSTITUTES APPROXIMATELY 1.73% OF THE OUTSTANDING SHARES OF COMMON STOCK.
---------- ---------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                         [ ]
           N/A

---------- ---------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           23.48%

---------- ---------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
           CO

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

---------------------                            ------------------------------
 CUSIP NO.096801 10 5                                  PAGE 4 OF 16 PAGES
---------------------                            ------------------------------

---------- ---------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           STERNE, AGEE & LEACH, INC.

---------- ---------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)[ ] (B)[X]
---------- ---------------------------------------------------------------------

3          SEC USE ONLY

---------- ---------------------------------------------------------------------

4          SOURCE OF FUNDS*
           00, PF

---------- ---------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

---------- ---------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE, UNITED STATES OF AMERICA

---------------------------- -------- ------------------------------------------

NUMBER OF                    7        SOLE VOTING POWER
SHARES                                35,000
BENEFICIALLY                 -------- ------------------------------------------
OWNED BY                     8        SHARED VOTING POWER
EACH                                  216,441
REPORTING                    -------- ------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER
WITH                                  35,000
                             -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      216,441

---------- ---------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           STERNE, AGEE & LEACH GROUP, INC. BENEFICIALLY OWNS 24 SHARES OF SERIES B PREFERRED STOCK CONVERTIBLE INTO 99,984 SHARES OF COMMON STOCK, 8 SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK CONVERTIBLE INTO 20,000 SHARES OF COMMON STOCK AND TWO WARRANTS TO PURCHASE UP TO 45,500 SHARES OF COMMON STOCK AT $10.00 PER SHARE WHICH, ASSUMING CONVERSION OF ALL OF THE CONVERTIBLE PREFERRED STOCK AND THE EXERCISE OF THE WARRANTS CONSTITUTES APPROXIMATELY 17.96% OF THE OUTSTANDING SHARES OF COMMON STOCK. STERNE, AGEE AND LEACH, INC. BENEFICIALLY OWNS 30,000 SHARES OF COMMON STOCK AND 2 SHARES OF SERIES C PREFERRED STOCK CONVERTIBLE INTO 5,000 SHARES OF COMMON STOCK WHICH, ASSUMING CONVERSION OF ALL CONVERTIBLE PREFERRED STOCK, CONSTITUTES APPROXIMATELY 3.78% OF THE TOTAL OUTSTANDING SHARES OF COMMON STOCK. THE TRUST COMPANY OF STERNE, AGEE AND LEACH, INC. BENEFICIALLY OWNS, AS CO-TRUSTEE OF A TRUST BENEFITTING ONE OF THE ADULT AND INDEPENDENT CHILDREN OF JAMES S. HOLBROOK, JR., 2 SHARES OF SERIES B PREFERRED STOCK CONVERTIBLE INTO 8,332 SHARES OF COMMON STOCK, 1 SHARES OF SERIES C PREFERRED STOCK CONVERTIBLE INTO 2,500 SHARES OF COMMON STOCK, AND A WARRANT TO PURCHASE UP TO 5,125 SHARES OF COMMON STOCK AT $10.00 PER SHARE WHICH, ASSUMING CONVERSION OF ALL OF THE CONVERTIBLE PREFERRED STOCK AND THE WARRANT, CONSTITUTES APPROXIMATELY 1.73% OF THE OUTSTANDING SHARES OF COMMON STOCK.
---------- ---------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]
           N/A

---------- ---------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           23.48%

---------- ---------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
           CO

---------- ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

---------------------                            ------------------------------
 CUSIP NO.096801 10 5                                  PAGE 5 OF 16 PAGES
---------------------                            ------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           THE TRUST COMPANY OF STERNE, AGEE & LEACH, INC.

---------- ---------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)[ ] (B)[X]

---------- ---------------------------------------------------------------------

3          SEC USE ONLY

---------- ---------------------------------------------------------------------

4          SOURCE OF FUNDS*
           00, PF

---------- ---------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]
           N/A

---------- ---------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           ALABAMA, UNITED STATES OF AMERICA

---------------------------- -------- ------------------------------------------

NUMBER OF                    7        SOLE VOTING POWER
SHARES                                -0-
BENEFICIALLY                 -------- ------------------------------------------
OWNED BY                     8        SHARED VOTING POWER
EACH                                  216,441
REPORTING                    -------- ------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER
WITH                                  -0-
                             -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                       216,441
---------- ---------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           STERNE, AGEE & LEACH GROUP, INC. BENEFICIALLY OWNS 24 SHARES OF SERIES B PREFERRED STOCK CONVERTIBLE INTO 99,984 SHARES OF COMMON STOCK, 8 SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK CONVERTIBLE INTO 20,000 SHARES OF COMMON STOCK AND TWO WARRANTS TO PURCHASE UP TO 45,500 SHARES OF COMMON STOCK AT $10.00 PER SHARE WHICH, ASSUMING CONVERSION OF ALL OF THE CONVERTIBLE PREFERRED STOCK AND THE EXERCISE OF THE WARRANTS CONSTITUTES APPROXIMATELY 17.96% OF THE OUTSTANDING SHARES OF COMMON STOCK. STERNE, AGEE AND LEACH, INC. BENEFICIALLY OWNS 30,000 SHARES OF COMMON STOCK AND 2 SHARES OF SERIES C PREFERRED STOCK CONVERTIBLE INTO 5,000 SHARES OF COMMON STOCK WHICH, ASSUMING CONVERSION OF ALL CONVERTIBLE PREFERRED STOCK, CONSTITUTES APPROXIMATELY 3.78% OF THE TOTAL OUTSTANDING SHARES OF COMMON STOCK. THE TRUST COMPANY OF STERNE, AGEE AND LEACH, INC. BENEFICIALLY OWNS, AS CO-TRUSTEE OF A TRUST BENEFITTING ONE OF THE ADULT AND INDEPENDENT CHILDREN OF JAMES S. HOLBROOK, JR., 2 SHARES OF SERIES B PREFERRED STOCK CONVERTIBLE INTO 8,332 SHARES OF COMMON STOCK, 1 SHARES OF SERIES C PREFERRED STOCK CONVERTIBLE INTO 2,500 SHARES OF COMMON STOCK, AND A WARRANT TO PURCHASE UP TO 5,125 SHARES OF COMMON STOCK AT $10.00 PER SHARE WHICH, ASSUMING CONVERSION OF ALL OF THE CONVERTIBLE PREFERRED STOCK AND THE WARRANT, CONSTITUTES APPROXIMATELY 1.73% OF THE OUTSTANDING SHARES OF COMMON STOCK.
---------- ---------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                         [ ]
           N/A

---------- ---------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           23.48%

---------- ---------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
           CO

---------- ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 901860 10 6                                        Page 6 of 16 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Bobby Allison Wireless Corporation, a Florida corporation (the "Company"). The principal executive offices of the Company are located at 1200 Starkey Road, Suite 105, Largo, Florida 33771.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) and (f) This Schedule 13D is filed by each of James S. Holbrook, Jr., an individual and citizen of the United States of America ("Holbrook"), Sterne, Agee & Leach Group, Inc., a Delaware corporation ("SAL Group"), Sterne, Agee & Leach, Inc., a Delaware corporation ("SALI") and The Trust Company of Sterne, Agee & Leach, Inc., an Alabama trust corporation (the "Trust Company"). All of the executive officers and directors of SAL Group, SALI and the Trust Company listed in (c) (iii) below are citizens of the United States of America.

         Holbrook (i) is the President and CEO of SAL Group; (ii) is the Chairman of the Board, President and Chief Executive Officer of SALI; and (iii) is the Chairman of the Board of the Trust Company. SAL Group is the parent of each SALI and the Trust Company.

         (b) (i) The business address of each of Holbrook, SAL Group, SALI and the Trust Company is:

                            800 Shades Creek Parkway
                                    Suite 700
                            Birmingham, Alabama 35209

              (ii) Unless otherwise indicated in paragraph (c) (iii) of this
Item 2, the business address of each person listed in paragraph (c) (iii) of this Item 2 is:

                            800 Shades Creek Parkway
                                    Suite 700
                              Birmingham, Al 35209

         (c) (i) Holbrook is the Co-Chairman of the Board and CEO of SAL Group, the Chairman of the Board of Directors, President and Chief Executive Officer of SALI and the Chairman of the Board of Directors of the Trust Company. Holbrook is also a director of the Company.

              (ii) The principal business of SAL Group is that of a holding corporation. SALI and the Trust Company are wholly-owned subsidiaries of SAL Group. The principal business of SALI is that of a registered broker-dealer registered under the Securities Exchange Act of 1934, as amended. The principal business of the Trust Company is the provision of trust services including fiduciary powers chartered under the banking laws of the State of Alabama.

CUSIP No. 901860 10 6                                        Page 7 of 16 Pages


               (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Holbrook (see paragraph (c) (i) of this Item 2)) of SAL Group, SALI and the Trust
Company:



NAME                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                     ------------------------------------------

Henry S. Lynn(1)(2)(3)(4) ............   Co-Chairman of the Board of SAL Group
Will Hill Tankersley(1)(5) ...........   Vice Chairman of the Board of SAL Group
F. Eugene Woodham(2)(3) ..............   Secretary, Treasurer & CEO of SAL
                                         Group and SALI and Secretary Treasurer
                                         of the Trust Company
William W. Keith(3) ..................   President of the Trust Company
A. Fox deFuniak, III(3) ..............   Chief Operating Officer of the Trust Company
Craig Barrow, III(1)(6) ..............   Managing Director of SALI
Charles D. Carlise(1)(4) .............   Managing Director of SALI
Linda M. Daniel(1)(2) ................   Managing Director of SALI
R. Andrew Garrett(2)(7) ..............   Managing Director of SALI
Robert L. Lanford(2)(8) ..............   Managing Director of SALI
Alonzo H Lee, Jr.(1)(2)(4) ...........   Managing Director of SALI
Joe R. Roberts, Jr.(1)(8) ............   Managing Director of SALI
William Lee Smith(2) .................   Managing Director of SALI
Charles R. White(2)(9) ...............   Managing Director of SALI

------------

(1)  Director of SAL Group
(2)  Director of SALI
(3)  Director of the Trust Company
(4) Messrs. Lynn, Carlise and Lee's business address is 1901 Sixth Avenue North, Suite 2100, Birmingham, Alabama 35203. Messrs. Lynn and Lee each received pursuant to the Merger Agreement (as defined in Item 3 below) 2 shares of Series B Preferred Stock, each share of which is convertible into 4,166 shares (or, in the aggregate, 16,664 shares) of Common Stock.
(5) Mr. Tankersley's address is 60 Commerce Street, Suite 707, Montgomery, Alabama 36104.
(6) Mr. Barrow's business address is 33 Bull Street, Suite 100, Savannah, Georgia 31401.
(7) Mr. Garrett's address is 950 East Paces Ferry Road, Suite 1475, Atlanta, Georgia 30326. Mr. Garrett purchased 1 share of Series C Preferred Stock for and in consideration of the payment to the Company of $25,000 in cash and which share is convertible into 2,500 shares of Common Stock.
(8) Messrs. Lanford and Robert's business address is 105 West Capital Avenue, Suite 101, Little Rock, Arkansas 72201.
(9) Mr. White received pursuant to the Merger Agreement (as defined in Item 3 below) 2 shares of Series B Preferred Stock, each share of which is convertible into 4,166 shares (or, in the aggregate, 8,332 shares) of Common Stock.

CUSIP No. 901860 10 6                                        Page 8 of 16 Pages

         (d) and (e) During the last five years, neither Holbrook nor any of the executive officers of SAL Group, SALI or the Trust Company (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         SALI was issued 30,000 shares of Common Stock on October 27, 1998 in lieu of a New Value Contribution of $175,000 pursuant to the terms of that certain Agreement by and between SALI and the Company dated August 27, 1998 which was approved by the U. S. Bankruptcy Court, Southern District of Florida on the same date.

         Effective December 31, 1998, pursuant to that Merger Agreement dated as of May 1, 1998, as amended October 27, 1998, by and among the Company, 2Connect Acquisition Corp., Bobby Allison Cellular Systems of Florida, Inc.("Bobby Allison"), Robert L. McGinnis and James L. Ralph (the "Merger Agreement"), the shares of Series B Convertible Preferred Stock of Bobby Allison owned by Holbrook, SAL Group and the Trust Company were automatically converted into the same number of shares of Series B Convertible Preferred Stock, par value $1.00 per share ("Series B Preferred Stock"), of the Company upon consummation of the transactions contemplated by the Merger Agreement. The Company also issued shares of Series B Preferred Stock pursuant to the Merger Agreement to two of the persons listed in Item 2 (c) (iii) above as disclosed therein and incorporated herein by reference.

         On December 28, 1999, the Company, which was at the time a wholly-owned subsidiary of SALI, issued to the Trust Company, as trustee for a trust for the benefit of SALI or its assigns, 100,000 shares of Common Stock for payment of $5,000 in cash as satisfaction of the indemnification provision of that certain underwriting agreement by and between the Company and SALI dated May 9, 1997 and other past services and expenses of SALI for the benefit of the Company. Effective January 11, 2001 and pursuant to the order of the Jefferson County Circuit Court dated December 1, 2000, SALI has begun the distribution of these 100,000 shares of Common Stock to independent third parties in accordance with that certain Memorandum of Understanding dated August 23, 1999 and subsequent Stipulation and Agreement of Settlement dated May 31, 2000. Such distribution is exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended.

CUSIP No. 901860 10 6                                        Page 9 of 16 Pages


                  Each share of Series B Preferred Stock is exchangeable into 4,166 shares of Common Stock at anytime. The Series B Preferred Stock is generally non-voting except for certain major corporate actions; however, the Series B Preferred Stock becomes fully voting if the Company defers the dividend or otherwise defaults on any obligation to the holder of Series B Preferred Stock.

         Effective August 2, 1999, Holbrook and SALI each purchased 2 shares of the Company's Series C Convertible Preferred Stock, par value $1.00 per share ("Series C Preferred Stock"), for and in consideration of $25,000 per share in cash. The Trust Company also purchased 2 shares of Series C Preferred Stock as trustee of a trust for the benefit of Holbrook's independent adult children, for and in consideration of $25,000 per share in cash. Each share of Series C Preferred Stock is exchangeable into 2,500 shares of Common Stock at anytime. The Series C Preferred Stock is generally non-voting except for certain major corporate actions; however, the Series C Preferred Stock becomes fully voting if the Company defers the dividend or otherwise defaults on any obligation to the holder of Series C Preferred Stock. The Company also issued one share of Series C Preferred Stock for $25,000 cash to one of the person listed in Item 2 (c)
(iii) above as disclosed therein and incorporated herein by reference.

         Effective November 19, 1999, SAL Group, Holbrook and the trust of which the Trust Company is a co-trustee benefitting Holbrook's independent adult children, unconditionally guaranteed $500,000, $250,000 and $250,000, respectively, of a $1,000,000 loan made to the Company by Colonial Bank in return for warrants to purchase 22,500, 11,250 and 11,250 shares, respectively, of Common Stock for $10.00 per share which expire November 19, 2003. Due to certain terms of the warrants, these warrants were adjusted as of December 31, 1999 to be reduced to 20,500, 10,250 and 10,250, respectively. There will be no further adjustments to the warrants. Furthermore, in the event that they are required to make payment against the guaranties, then they each have an option, separate and apart from the warrants, to convert such payment on the guaranty into shares of Common Stock at a price of $10.00 per share. In the event that the loan is either (i) repaid by the Company or (ii) SAL Group, Holbrook and the trust of which the Trust Company is co-trustee are otherwise released from the guaranties, then such option shall expire but the warrants shall continue to exist until exercised or their expiration.

         Effective April 10, 2000, SAL Group purchased 8 shares of Series C Preferred Stock for $200,000 in cash which are convertible into 20,000 shares of Common Stock.

         Effective May 3, 2000, one-half of all of the securities of the Company held in trust by the Trust Company as co-trustee for the benefit of Holbrook's independent adult children were distributed in accordance with the terms of the trust and are therefore no longer beneficially owned by Holbrook, SAL Group, SALI or the Trust Company.

         Effective October 16, 2000, The Sterne Agee Investors No. 3, an Alabama general partnership owned 50% by Holbrook and 50% by SAL Group and which held 8 shares of the initial Series B Preferred Stock acquired pursuant to the Merger Agreement, was dissolved. Consequently, 4 shares of Series B Preferred Stock was distributed to each of Holbrook and SAL Group pursuant to the liquidation.

CUSIP No. 901860 10 6                                       Page 10 of 16 Pages


         Effective November 29, 2000, SAL Group unconditionally guaranteed 100% of a $500,000 90-day loan made to the Company by The Bank of Birmingham in return for a warrant to purchase up to 25,000 shares of Common Stock for $10.00 per share which expires on November 29, 2004. Furthermore, in the event that SAL Group is required to make payment against the guaranty, then SAL Group has an option, separate and apart from the warrant, to convert such payment on the guaranty into Common Stock at a price of $2.50 per share. In the event that the loan is repaid by the Company or SAL Group is otherwise released from the guaranty, then such option shall expire but the warrant shall continue to exist until exercised or its expiration.

ITEM 4.  PURPOSE OF TRANSACTION.

         Holbrook, SAL Group, SALI and each applicable officer and director listed in (c) (iii) above each intend to hold such securities for investment purposes. The Trust Company holds it securities of the Company in its capacity as a fiduciary for the benefits of others. The Trust Company holds for investment purposes 2 shares of Series B Preferred Stock convertible into 8,332 shares of Common Stock, 1 share of Series C Preferred Stock convertible into 2,500 shares of Common Stock and a warrant exercisable into 5,125 shares of Common Stock at $10.00 per share as a co-trustee of a trust for the benefit of one of Holbrook's adult children who is not living in the same household or dependent upon Holbrook for support.

         Neither Holbrook, SAL Group, SALI, the Trust Company nor any of their officers or directors listed in (c) (iii) above have any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4 except that SALI, effective January 11, 2001, has, in accordance with the order of the Jefferson County Circuit Court dated December 1, 2000, begun distribution to independent third parties pursuant to that certain Memorandum of Understanding dated August 23, 1999 and subsequent Stipulation and Agreement of Settlement dated May 31, 2000. Such distribution is exempt from registration pursuant to
Section 3(a)(10) of the Securities Act of 1933, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (i) Holbrook beneficially owns 8 shares of Series B Preferred Stock convertible into 33,328 shares of Common Stock, 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock and a warrant to purchase up to 10,250 shares of Common Stock at $10.00 per share, which assuming conversion of all of the convertible preferred stock and the exercise of this warrant constitutes approximately 5.27% of the total outstanding shares of Common Stock. SAL Group beneficially owns 24 shares of Series B Preferred Stock convertible into 99,984 shares of Common Stock, 8 shares of Series C Preferred Stock convertible into 20,000 shares of Common Stock and two warrants to purchase up to 45,500 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the exercise of the warrants

CUSIP No. 901860 10 6                                       Page 11 of 16 Pages

constitutes approximately 17.96% of the outstanding shares of Common Stock. SALI beneficially owns, 30,000 shares of Common Stock and 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock which, assuming conversion of all convertible preferred stock, constitutes approximately 3.78% of the total outstanding shares of Common Stock. The Trust Company beneficially owns as co-trustee for a trust benefitting one of the adult and independent children of Holbrook, 2 shares of Series B Preferred Stock convertible into 8,332 shares of Common Stock, 1 shares of Series C Preferred Stock convertible into 2,500 shares of Common Stock, and a warrant to purchase 5,125 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the warrant, constitutes approximately 1.73% of the outstanding shares of Common Stock.

         By virtue of his position as Co-Chairman of the Board and CEO of SAL Group, his position as Chairman of the Board, President and CEO of SALI, his position as Chairman of the Board of the Trust Company and the fact that SALI and the Trust Company are wholly-owned subsidiaries of SAL Group, Holbrook may be deemed to share beneficial ownership of each of the securities owned thereby. Furthermore, SAL Group, as the parent of SALI and the Trust Company may be deemed to beneficially own each of the securities owned by SALI and the Trust Company. Finally, SALI and the Trust Company as affiliates under common control may be deemed to beneficially own the securities of the Company owned by each other.

         Holbrook disclaims beneficial ownership of all of the interests directly owned by SAL Group, SALI or the Trust Company. Furthermore, SAL Group disclaims beneficial ownership of all interests in the Company held in trust by the Trust Company. The Trust Company and SALI disclaim beneficial ownership of all securities held by each other and by SAL Group.

         (ii) The beneficial ownership of the officers and directors of SAL Group, SALI and the Trust Company (other than Holbrook) in the Company is disclosed in Item 2(c)(iii) above and is incorporated herein by reference.

         (b) (i) Holbrook has the sole power to vote, direct the vote, dispose and direct the disposition of 8 shares of Series B Preferred Stock convertible into 33,328 shares of Common Stock, 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock and a warrant to purchase up to 10,250 shares of Common Stock at $10.00 per share, which assuming conversion of all of the convertible preferred stock and the exercise of this warrant constitutes approximately 5.27% of the total outstanding shares of Common Stock. SAL Group has the sole power to vote, direct the vote, dispose and direct the disposition of 24 shares of Series B Preferred Stock convertible into 99,984 shares of Common Stock, 8 shares of Series C Convertible Preferred Stock convertible into 20,000 shares of Common Stock and two warrants to purchase up to 45,500 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the exercise of the warrants constitutes approximately 17.96% of the outstanding shares of Common Stock. SALI has the sole power to vote, direct the vote, dispose and direct the disposition of 30,000 shares of Common Stock and 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock which, assuming conversion of all convertible preferred stock, constitutes approximately 3.78% of the total

CUSIP No. 901860 10 6                                       Page 12 of 16 Pages

outstanding shares of Common Stock. The Trust Company shares the power to vote, direct the vote, dispose and direct the disposition, as co-trustee of a trust for the benefit of one of the adult and independent children of Holbrook, of 2 shares of Series B Preferred Stock convertible into 8,332 shares of Common Stock, 1 shares of Series C Preferred Stock convertible into 2,500 shares of Common Stock, and a warrant to purchase up to 5,125 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the warrant, constitutes approximately 1.73% of the outstanding shares of Common Stock.

         By virtue of his position as President and CEO of SAL Group, his position as Chairman of the Board, President and CEO of SALI, his position as Chairman of the Board of the Trust Company and the fact that SALI and the Trust Company are wholly-owned subsidiaries of SAL Group, Holbrook may be deemed to share the power to vote, direct the vote, dispose and direct the disposition of the each of the securities owned thereby. Furthermore, SAL Group, as the parent of SALI and the Trust Company may be deemed to share the power to vote, direct the vote, dispose and direct the disposition of each of the securities owned by SALI and the Trust Company. Finally, SALI and the Trust Company as affiliates under common control may be deemed to share the power to vote, direct the vote, dispose and direct the disposition of the securities owned by each other.

         (ii) Each of the officers and directors of SAL Group, SALI and the Trust Company (other than Holbrook) who have the sole or shared power to vote, direct the vote, dispose of, or direct the disposition of securities of the Company are disclosed in Item 2(c)(iii) above and are incorporated herein by reference. William W. Keith, however, as President of the Trust Company, may be deemed to have the power to vote, direct the vote, dispose of, or direct the disposition of such securities for which the Trust Company has such power as disclosed in subparagraph (i) above.

         (c) Effective October 16, 2000, The Sterne Agee Investors No. 3, an Alabama general partnership owned 50% by Holbrook and 50% by SAL Group and which held 8 shares of the initial Series B Preferred Stock acquired pursuant to the Merger Agreement, was dissolved. Consequently, 4 shares of Series B Preferred Stock was distributed to each of Holbrook and SAL Group pursuant to the liquidation.

         Effective November 29, 2000, SAL Group unconditionally guaranteed 100% of a $500,000 90-day loan made to the Company by The Bank of Birmingham in return for a warrant to purchase up to 25,000 shares of Common Stock for $10.00 per share which expires on November 29, 2004. Furthermore, in the event that SAL Group is required to make payment against the guaranty, then SAL Group has an option, separate and apart from the warrant, to convert such payment on the guaranty into Common Stock at a price of $2.50 per share. In the event that the loan is repaid by the Company or SAL Group is otherwise released from the guaranty, then such option shall expire but the warrant shall continue to exist until exercised or its expiration.

         Effective January 11, 2001, SALI began the distribution to a class of independent parties of 100,000 shares of Common Stock held by the Trust Company in trust for the benefit of SALI or its assigns in accordance with that certain Memorandum of Understanding dated August 23, 1999 and subsequent Stipulation and

CUSIP No. 901860 10 6                                       Page 13 of 16 Pages

Agreement of Settlement dated May 31, 2000 as ordered by the Jefferson County Circuit Court on December 1, 2000. The distribution is exempt from registration pursuant to Section 3(a)(10) of the Security Act of 1933, as amended.

         (d)      Not applicable

         (e)      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Effective November 19, 1999, SAL Group, Holbrook and the trust of which the Trust Company is a co-trustee benefitting Holbrook's independent adult children, unconditionally guaranteed $500,000, $250,000 and $250,000, respectively, of a $1,000,000 loan made to the Company by Colonial Bank in return for warrants to purchase 22,500, 11,250 and 11,250 shares, respectively, of Common Stock for $10.00 per share. Due to certain terms of the warrants, these warrants were adjusted as of December 31, 1999 to be reduced to 20,500, 10,250 and 10,250, respectively. There will be no further adjustments to the warrants. Furthermore, in the event that they are required to make payment against the guaranties, then they each have an option, separate and apart from the warrants, to convert such payment on the guaranty into shares of Common Stock at a price of $10.00 per share. In the event that the loan is either (i) repaid by the Company or (ii) SAL Group, Holbrook and the trust of which the Trust Company is co-trustee are otherwise released from the guaranties, then such option shall expire but the warrants shall continue to exist until exercised or their expiration at the end of four years.

          Effective May 3, 2000, one-half of all the securities of the Company held in trust by the Trust Company as co-trustee for the benefit of Holbrook's independent adult children were distributed in accordance with the terms of the trust and are therefore no longer beneficially owned by Holbrook, SAL Group, SALI or the Trust Company. This distribution included one-eighth of such guaranty and consequently, 5,125 warrants and the corresponding option.

         Effective November 29, 2000, SAL Group unconditionally guaranteed 100% of a $500,000 90-day loan made to the Company by The Bank of Birmingham in return for a warrant to purchase up to 25,000 shares of Common Stock for $10.00 per share which expires on November 29, 2004. Furthermore, in the event that SAL Group is required to make payment against the guaranty, then SAL Group has an option, separate and apart from the warrant, to convert such payment on the guaranty into Common Stock at a price of $2.50 per share. In the event that the loan is repaid by the Company or SAL Group is otherwise released from the guaranty, then such option shall expire but the warrant shall continue to exist until exercised or its expiration.

CUSIP No. 901860 10 6                                       Page 14 of 16 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.        Warrant Certificate

         Exhibit B.        Option Agreement

CUSIP No. 901860 10 6                                       Page 15 of 16 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                                    /s/ JAMES S. HOLBROOK, JR.
                                            ------------------------------------
                                            Name:  James S. Holbrook, Jr.

                                            Dated: January 26, 2001


                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                            STERNE, AGEE AND LEACH GROUP, INC

                                            By:   /s/ JAMES S. HOLBROOK, JR.
                                            ------------------------------------
                                            Name:  James S. Holbrook, Jr.
                                            Title: President and  CEO

                                            Dated: January 26, 2001


                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct

                                            STERNE, AGEE AND LEACH, INC.

                                            By:   /s/ JAMES S. HOLBROOK, JR.
                                            ------------------------------------
                                            Name:  James S. Holbrook, Jr.
                                            Title: Chairman, President and CEO

                                            Dated: January 26, 2001

CUSIP No. 901860 10 6                                       Page 16 of 16 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                              THE TRUST COMPANY OF STERNE, AGEE
                                              & LEACH, INC.


                                              By:   /s/ WILLIAM W. KEITH
                                              ---------------------------------
                                              Name:  William W. Keith
                                              Title: President

                                              Dated: January 26, 2001